UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BLUE COAT SYSTEMS, INC.

(Name of Subject Company (Issuer))

BLUE COAT SYSTEMS, INC.

(Issuer)

Options to Purchase Shares of Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

09534T508

(CUSIP Number of Class of Securities)

Kevin S. Royal

Senior Vice President and Chief Financial Officer

Blue Coat Systems, Inc.

420 North Mary Avenue

Sunnyvale, California 94085

(408) 220-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

Daniel E. O’Connor, Esq.

Shawn E. Lampron, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

155 Constitution Drive

Menlo Park, California 94025

(650) 321-2400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Schedule TO is being filed by Blue Coat Systems, Inc., a Delaware corporation, pursuant to General Instruction D to Schedule TO.

Item. 12. Exhibits.

(a)(5)(A)*	Email distributed to Blue Coat Systems, Inc.’s employees dated March 29, 2007 relating to Section 409A informational meetings.

(a)(5)(B)*	Form of Stock Option Spreadsheet.

(a)(5)(C)*	PowerPoint presentation - Discounted Options, Section 409A Blue Coat Systems Tender Offer.

*	Filed herewith.